Exhibit 12

BB&T Corporation

Earnings To Fixed Charges

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in millions)
Earnings:
Income before income taxes	$1,363	$705	$1,628	$969	$1,036	$2,079	$2,582
Plus:
Fixed charges	618	759	1,442	1,855	2,254	3,052	4,068
Less:
Dividends/accretion on preferred stock (1)	11	—	—	—	146	29	—
Noncontrolling interest	34	29	43	38	24	10	12
Capitalized interest	—	—	—	—	—	2	4

Earnings, including interest on deposits	1,936	1,435	3,027	2,786	3,120	5,090	6,634

Less:
Interest on deposits	228	323	610	917	1,271	1,891	2,620

Earnings, excluding interest on deposits	$1,708	$1,112	$2,417	$1,869	$1,849	$3,199	$4,014

Fixed charges:
Interest expense	$573	$727	$1,378	$1,795	$2,040	$2,969	$4,014
Capitalized interest	—	—	—	—	—	2	4
Interest portion of rent expense	34	32	64	60	68	52	50
Dividends/accretion on preferred stock (1)	11	—	—	—	146	29	—

Total fixed charges	618	759	1,442	1,855	2,254	3,052	4,068

Less:
Interest on deposits	228	323	610	917	1,271	1,891	2,620

Total fixed charges excluding interest on deposits	$390	$436	$832	$938	$983	$1,161	$1,448

Earnings to fixed charges:
Including interest on deposits	3.13x	1.89x	2.10x	1.50x	1.38x	1.67x	1.63x
Excluding interest on deposits	4.38x	2.55x	2.91x	1.99x	1.88x	2.76x	2.77x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.